Exhibit 4.5

AMENDMENT NO. 1 TO THE CERTIFICATE OF DESIGNATION OF THE RELATIVE
RIGHTS AND PREFERENCES
OF THE
SERIES B CONVERTIBLE PREFERRED STOCK
OF
JUMA TECHNOLOGY CORP.

It is hereby certified that:

1. The name of the corporation is Juma Technology Corp. ("Company").

2. The Company's certificate of incorporation, as amended, authorizes the issuance of ten million (10,000,000) shares of preferred stock, par value $0.0001 per share, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative, participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid had previously adopted resolutions creating a class of Series B Convertible Preferred Stock, which resolutions were incorporated into a Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock that was filed with the Secretary of State of the State of Delaware on or about June 20, 2008.

4. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid and pursuant to Section 151(g) of the Delaware General Corporation Law has adopted resolutions authorizing the amendment of the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock and the holders of all the outstanding shares of the Series B Convertible Preferred Stock have consented in writing to such amendment in accordance with the provisions of the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock.

RESOLVED, that to effectuate the previously described resolutions, the second sentence of Section 1 of Section 5(d)(i) of the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock that was filed with the Secretary of State of the State of Delaware, is hereby deleted in its entirety and the following shall be substituted in lieu thereof:

“The maximum number of shares of Series B Preferred Stock shall be one million, six hundred sixty-six thousand, six hundred sixty-seven (1,666,667) shares.”

FURTHER RESOLVED, that Section 5(d)(i) of the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock is hereby deleted in its entirety and the following shall be substituted in lieu thereof:

“(i) The term “Conversion Price” shall mean $0.50, subject to adjustment under Section 5(c) hereof. Notwithstanding any adjustment hereunder, at no time shall the Conversion Price be greater than $0.50 per share except if it is adjusted pursuant to Section 5(e)(i).”

FURTHER RESOLVED, that the statements contained in the foregoing resolutions amending the previously authorized and filed Certificate of Rights and Preferences of Series B Convertible Preferred Stock creating and designating the said Series B Convertible Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, as amended, be deemed to be included in and be a part of the Certificate of Incorporation of the Company pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 1 to the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock effective as of November 13, 2008.

JUMA TECHNOLOGY CORP.

By:	/s/
Name: Anthony M. Servidio
Title: CEO